FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of June 2008

TOWER SEMICONDUCTOR LTD.
(Translation of registrant’s name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        On June 30, 2008, the Registrant announced Tower Semiconductor to Launch Volume Production Of QuickLogic’s ArcticLink II VX Solution Platforms for Mobile Display Devices. Attached please find the press release.

        This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2008	TOWER SEMICONDUCTOR LTD. By: /s/ Nati Somekh Gilboa —————————————— Nati Somekh Gilboa Corporate Secretary

Tower Semiconductor to Launch Volume Production
Of QuickLogic's ArcticLink II VX Solution Platforms for Mobile Display Devices

—	Visual Enhancement Engine (VEE) enables next generation multimedia in mobile devices

—	Low power technology leadership enables longer battery life for battery powered, portable market.

Sunnyvale, CA, and Migdal Ha’emek, Israel – June 30, 2008 – QuickLogic® Corporation (NASDAQ: QUIK), the lowest power programmable solutions leader, and Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), an independent specialty foundry, announced today that they entered into an agreement to manufacture volume production of QuickLogic’s next-generation ArcticLink II VX solution platforms, expected to start during Q3 2008. These products are manufactured at Tower’s advanced Fab2.

With low power and high performance, the solution platforms enable fast time-to-market, longer time in market, efficient product development through platform designs, dramatically improved visual experience for mobile internet and streaming video applications, small form factor, energy efficiency and low total cost of ownership.

“We are happy that QuickLogic’s lead in low power programmable solutions is to be further strengthened through these new products,” said Dr. Itzhak Edrei, senior vice president for worldwide product lines and sales at Tower Semiconductor, Ltd. “QuickLogic’s high-quality of products is to be complemented by Tower’s excellence in engineering and manufacturing execution, and we expect our volumes to reflect the rapid growth path forecasted for this market segment.”

The newest members of the ArcticLink II family of solution platforms feature QuickLogic’s proprietary Visual Enhancement Engine (VEE) technology. The proprietary VEE technology provides high quality contrast optimization and more effective management and control of LCD backlight power for a wide range of mobile consumer and prosumer devices. It specifically addresses the mobile industry’s need to provide consumers with a TV-quality viewing experience while extending battery life at the same time.

“QuickLogic has a long-standing relationship with Tower Semiconductor,” says Terry Barrette, vice president of operations for QuickLogic. “Tower’s world-class manufacturing process geometries and low power technology, ensures that QuickLogic will reach optimal pricing targets, resulting in savings that can be passed down to our OEMs and ODMs, as well as longer battery life for their products.”

About Tower Semiconductor Ltd.

Tower Semiconductor Ltd. (Nasdaq: TSEM, TASE: TSEM) is an independent specialty foundry that delivers customized solutions in a variety of advanced CMOS technologies, including digital CMOS, mixed-signal and RF (radio frequency) CMOS, CMOS image sensors, power management devices, and embedded non-volatile memory solutions. Tower’s customer orientation is complemented by its uncompromising attention to quality and service. Its specialized processes and engineering expertise provides highly flexible, customized manufacturing solutions to fulfill the increasing variety of customer needs worldwide. Offering two world-class manufacturing facilities with standard and specialized process technologies ranging from 1.0- to 0.13-micron, Tower Semiconductor provides exceptional design support and technical services to help customers sustain long-term, reliable product performance, while delivering on-time and on-budget results. More information can be found at http://www.towersemi.com.

About QuickLogic

QuickLogic Corporation (NASDAQ: QUIK) is the inventor and pioneer of innovative, customizable semiconductor solutions for mobile and portable electronics OEMs and ODMs. These silicon plus software solutions are called Customer Specific Standard Products (CSSPs). CSSPs enable our customers to bring their products to market more quickly and remain in the market longer, with the low power, cost and size demanded by the mobile and portable electronics market. For more information about QuickLogic and CSSPs, visit www.quicklogic.com.

©2008 QuickLogic Corporation. All rights reserved.
QuickLogic is a registered trademark, and the QuickLogic logo is a trademark of QuickLogic. Other trademarks are the property of their respective companies.

Safe Harbor

This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, Forms F-1, F-3 and 6-K, as were filed with the Securities and Exchange Commission and the Israel Securities Authority. We do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

Press Contact:

Tower Semiconductor USA
Michael Axelrod
Director, Marketing and Applications
(408) 330-6871
pr@towersemi.com

QuickLogic Corporation
Andrea Vedanayagam
Director, Corporate Communications
(408) 990-4000
andrea@quicklogic.com